Exhibit 99.6

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

EMOLUMENT ADJUSTMENT OF INDEPENDENT NON-EXECUTIVE

DIRECTORS

We refer to the circular dated 22 April 2020 and the announcement dated 11 June 2020 of the PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”), in relation to, among others, the election of Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive directors of the Company (the “INEDs”), the emoluments of whom would be fixed by the board of directors of the Company (the “Board”) pursuant to the authorization granted by the shareholders at the annual general meeting of the Company for the year 2019 (the “2019 AGM”) by reference to their duties, responsibilities and performance and the results of the Group.

The Board announces that, due to the higher performance from INEDs as required by the Company’s improvement of corporate governance and high quality, green and low carbon development, the annual basic emolument after tax of each INED would be adjusted from RMB200,000 to RMB330,000 (“Emolument Adjustment”), with reference to the operation and development of the Company, prevailing payment and the emoluments paid by our comparable peers. The Emolument Adjustment shall take effect retrospectively from 11 June 2020, being the date when the INEDs were elected at the 2019 AGM. Save as disclosed herein, all other terms and conditions of the INEDs’ emoluments remain unchanged. The Emolument Adjustment was proposed by the Company’s examination and remuneration committee and approved by the Board.

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

25 March 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors